EXHIBIT 99.1

ASM Enables Power Devices with new PowerFill™ Epitaxial Technology

Fairchild First to Qualify PowerFill for Production

ALMERE, The Netherlands, January 20, 2010 — ASM International N.V. (www.asm.com) (NASDAQ: ASMI and Euronext Amsterdam: ASM), today introduced its PowerFillTM epitaxial silicon (Epi Si) trench fill process. The new process enables void free filling of deep trenches with doped, epitaxial silicon. PowerFill is an enabling process technology as it is about 3 times faster than competing processes, reducing manufacturing costs and creating an additional degree of freedom in power device design.

Fairchild Semiconductor is the first customer to qualify the process for its advanced power management devices, having completed verification at its fab in Korea. For this application, ASM’s PowerFill process enables power management devices and circuits to be realized in a smaller footprint thereby reducing die cost and form factor.

“Requirements on discrete power MOSFETs are demanding lower on-resistance, lower gate charge and higher current capability,” said C.B. Son, Fairchild’s Director of Process Technology. “The Epsilon tool’s performance with PowerFill has been impressive and was a significant enabling factor as we have worked to integrate this advanced trench Epi process, allowing us to realize considerable cost savings as a result of its significant improvement in process throughput.”

Compared to alternative processes that require multiple passes through an epitaxy reactor to realize a similar device structure, the innovative trench fill technique developed in the ASM Epsilon® system enables a void free Epi process in a single deposition step. The single step process is able to triple the throughput for the epitaxial Si process, while maintaining void free filling characteristics, good uniformity and high yield. “The development of this high-speed trench fill process is yet another example of how ASM works with its customers to enable advanced materials and epitaxy processes in high-volume manufacturing,” said Shawn Thomas, Director of Epi Technology at ASM.

About ASM

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts:

Erik Kamerbeek

+31 88 100 8500

Mary Jo Dieckhaus

+1 212 986 2900